
November 19, 2014

<u>Via E-mail</u>
Thomas F. Karam
Chairman and Chief Executive Officer
PennTex Midstream Partners, LP
11931 Wickchester Ln., Suite 300
Houston, TX 77043

   Re: **PennTex Midstream Partners, LP**
       Amendment No. 2 to Registration Statement on Form S-1
       Filed November 10, 2014
       File No. 333-199020

Dear Mr. Karam:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Unaudited Pro Forma Balance Sheet, page F-2</u>

<u>Introduction, page F-2</u>

1. We note the pro forma balance sheet gives effect to a distribution by "PennTex" of cash to PennTex Development. Please clarify your reference to "PennTex" as it is not clear which entity you are referring to.

<u>Unaudited Carve-Out from PennTex North Louisiana, LLC Financial Statements, page F-22</u>

2. We note you have updated your financial statements to include statements of operations and cash flows for the period from March 17, 2014 (Inception) through September 30, 2014. Please separately include the interim period July 1, 2014 through September 30, 2014. Also, please revise management's discussion and analysis of results of operations and historical cash flows accordingly. Please refer to Regulation S-X 3-02(b).

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Scott Stringer, Staff Accountant, at (202) 551-3272 or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have any questions regarding comments on the financial statements and related matters. Please contact Liz Walsh, Staff Attorney, at (202) 551-3696, Dietrich King, Legal Branch Chief, at (202) 551-3338 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director